UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form. Please print
or type.

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1.   Name and address of issuer:

        American Century Municipal Trust
        4500 Main Street
        Kansas City, Missouri 64111

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2.   The name of each series or class of securities for which
        this Form is filed (If the Form is being filed for all
        series and classes of securities of the issuer, check
        the box but do not list series or classes):   [X]

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3.   Investment Company Act File Number: 811-4025

        Securities Act File Number: 2-91229

4(a).   Last day of fiscal year for which this form is filed:

        May 31, 2011

4(b).   [ ] Check box if this Form is being filed late (i.e.,
             more than 90 calendar days after the end of the
             issuer's fiscal year). (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on
the registration fee due.

4(c).   [ ] Check box if this is the last time the issuer will be
             filing this Form.

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5.   Calculation of registration fee:

        (i)   Aggregate sale price of securities sold during the
               fiscal year pursuant to section 24(f):

                                        $1,106,631,634

        (ii)   Aggregate price of securities redeemed or
               repurchased during the fiscal year:

acmt2011.txt

                                              $1,102,984,108

(iii)   Aggregate price of securities redeemed or
          repurchased during any prior fiscal year ending no
          earlier than October 11, 1995 that were not
          previously used to reduce registration fees
          payable to the Commission:
                                              $966,287,479

(iv)   Total available redemption credits
          [add Items 5(ii) and 5(iii)]:

                                              $2,069,271,587

(v)   Net sales - if Item 5(i) is greater than Item
          5(iv) [subtract Item 5(iv) from Item 5(i)]:

                                              $ N/A

(vi)   Redemption credits available for use in future
          years - if Item 5(i) is less than Item 5(iv)
          [subtract Item 5(iv) from Item 5(i)]:

                                              $962,639,953

(vii)   Multiplier for determining registration fee (See
          Instruction C.9):

                                              x0.0001161

(viii)   Registration fee due [multiply Item 5(v) by Item
          5(vii)] (enter "0" if no fee is due):

                                              =$ 0

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6.   Prepaid Shares

        If the response to item 5(i) was determined by deducting
        an amount of securities that were registered under the
        Securities Act of 1933 pursuant to rule 24e-2 as in effect
        before October 11, 1997, then report the amount of
        securities (number of shares or other units)
        deducted here: 0.

        If there is a number of shares or other units that were
        registered pursuant to rule 24e-2 remaining unsold at the
        end of the fiscal year for which this form is filed that
        are available for use by the issuer in future fiscal
        years, then state that number here: 0.

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7.        Interest due - if this Form is being filed more than 90
          days after the end of the issuer's fiscal year
          (see Instruction D):

                                                +$ N/A
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8.        Total of the amount of the registration fee due plus any
          interest due [line 5(viii) plus line 7]:

                                                =$ 0
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9.        Date the registration fee and any interest payment was
          sent to the Commission's lockbox depository: N/A


          Method of Delivery:

          [ ]     Wire Transfer
          [ ]     Mail or other means

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SIGNATURES

This report has been signed below by the following persons on behalf
of the issuer and in the capacities and on the dates indicated.

By (Signature and Title)* /s/ Amy R. Bitter

                          Amy R. Bitter, Assistant Treasurer

Date: August 17, 2011
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*Please print the name and title of the signing officer below the
signature.